N E W S R E L E A S E

November 10, 2011

Nevsun Hires Chief Operating Officer

Nevsun Resources Ltd. (TSX:NSU / NYSE Amex:NSU) is pleased to announce it will be adding Frazer Bourchier, P. Eng to its senior management team as Chief Operating Officer.

Frazer is a Professional Engineer with Bachelor's and Master's degrees in Applied Science & Engineering from the University of Toronto.  Mr. Bourchier has over 20 years of industry experience, working with Placer Dome  / Barrick operations for the first 16 years, including significant international experience in South Africa and Papua New Guinea. He also worked in corporate head office on strategic matters.  His operational positions have included Mining Manager, Operations Manager and Mine General Manager.  Most recently Frazer was the Vice President Business Development and Technical Services for Silver Wheaton and previously the Vice President Operations and Business Development for Intrepid Mines.  His combination of technical background, strong high-level management operating experience and strategic planning will add further strength to the Nevsun management team.

Frazer’s first priority is the corporate oversight of the Company’s Bisha operations in Eritrea, however a key responsibility will also be to work with Nevsun management with its strategic plan to acquire additional operating or development projects.

We welcome Frazer to the Nevsun team.

Forward Looking Statements: The above contains forward-looking statements regarding the future responsibilities of Mr. Bourchier and acquisition plans for the Company. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com